SCHEDULE 13G
Amendment No. 3
United Asset Management
Corporation

Common Stock $0.01 par
value


Cusip #:  909-420-10-1
Item 1  Reporting Person
- Tiger Management
L.L.C.
Item 4  Delaware
Item 5:  -0-
Item 6:  5,572,000
Item 7:  -0-
Item 8:  5,572,000
Item 9:  5,572,000
Item 11: 8.0%
Item 12: IA


Cusip #:  909-420-10-1
Item 1:  Reporting
Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  3,558,262
Item 7:  -0-
Item 8:  3,558,262
Item 9:  3,558,262
Item 11: 5.1%
Item 12: IA


Cusip #: 909-420-10-1
Item 1:  Reporting
Person - Julian H.
Robertson, Jr
Item 4:  U.S
Item 5:  -0-
Item 6:  9,130,262
Item 7:  -0-
Item 8:  9,130,262
Item 9:  9,130,262
Item 11: 13.1%
Item 12: IN


Item 1(a) United Asset
Management Corporation

Item 1(b)  One
International Place,
Boston, Massachusetts
02110

Item 2(a)  This
statement is filed on
behalf of  Tiger
Management L.L.C.
("TMLLC") and Tiger
Performance L.L.C.
("TPLLC").

Julian H. Robertson, Jr.
is the ultimate
controlling person of
TMLLC and TPLLC.

Item 2(b)  The address
of each reporting person
is 101 Park Avenue, New
York, NY  10178

Item 2(c)  Incorporated
by reference to item (4)
of the cover page
pertaining to each
reporting person.

Item 2(d) Common Stock
$0.01 par
value

Item 2(e)  909-420-10-1

Item 3 TMLLC and TPLLC
are investment advisers
registered under Section
203 of the Investment
Advisers Act of 1940.
Item 4  Ownership as of
December 31, 1997 is
incorporated by
reference to items (5) -
(9) and (11) of the
cover page pertaining to
each reporting person.

Item 5  Not applicable

Item 6  Other persons
are know to have the
right to receive
dividends from, or
proceeds from the sale
of, such securities. The
interest of one such
person, The Jaguar Fund
N.V., a Netherland
Antilles corporation, is
more than 5%.

Item 7  Not applicable

Item 8  Not applicable

Item 9  Not applicable

Item 10  By signing
below, I certify that,
to the best of my
knowledge and belief,
the securities referred
to above were acquired
in the ordinary course
of business and were not
acquired for the purpose
of and do not have the
effect of changing or
influencing the control
of the issuer of such
securities and were not
acquired in connection
with or as a participant
in any transaction
having such purpose or
effect.

After reasonable inquiry
and to the best of my
knowledge and belief, I
certify that the
information set forth in
this statement is true,
complete and correct.

February 13, 1998

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney
dated 1/27/95
On File with Schedule
13G for Kohl's Corp.
2/7/95

AGREEMENT

The undersigned agree
that this Amendment No.
3 to Schedule 13G dated
February 13, 1998
relating to shares of
common stock of United
Asset Management
Corporation shall be
filed on behalf of each
of the undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief
Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney
dated 1/27/95
On File with Schedule
13G for Kohl's Corp.
2/7/95